

February 2, 2021

Timothy Forrester
Executive Vice President and Chief Financial Officer
UWM Holdings Corp
585 South Boulevard E
Pontiac, MI 48341

> **Re: UWM Holdings Corp**
> **Registration Statement on Form S-1**
> **Filed January 26, 2021**
> **File No. 333-252422**

Dear Mr. Forrester:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance